Mail Stop 3561

August 6, 2009

Ronald N. Beck
Manager, Principal Financial Officer
OCM Holdco, LLC.
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

  Re: OCM Holdco, LLC.
    File No. 000-52042
    Form 10-K: For the Fiscal Year Ended December 31, 2008

Dear Mr. Beck:

  We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

  The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Management's Discussion and Analysis, page 16

General

1. It appears that you are considering the disposition of your investment in CCR. We believe that your MD&A can be enhanced to facilitate a readers understanding of your plans for this significant equity investment and believe that you should consider providing forward looking information concerning your plans for this investment. In circumstances where a certain prospective matter is known, forward looking information is required to be disclosed. Please revise your discussion accordingly.

Results of Operation, page 16

2.   Please revise to provide more emphasis on analyzing underlying reasons for factors to which variances are attributed. For example, you state that the change in operating, general and administrative costs was due to an increase in professional fees offset by lower related party management fees, but you do not provide any qualitative analysis that explains to investors what specifically caused this to occur. In addition, you do not provide a discussion of the factors to which the change in income tax benefit is attributable. Refer to Section III of FR No. 72 (also Release 33-8350) available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Critical Accounting Policies

3.   Your MD&A lacks a discussion of your critical accounting estimates. Please revise to include a discussion on your critical accounting estimates. Your discussion should address material implications of uncertainties associated with the methods, assumptions, and estimates underlying your critical accounting measurements. In addition, we note your disclosure in Form 10-Q for the quarterly period ended March 31, 2009, that you believe there are no matters that are the subject of such estimates that are so highly uncertain or susceptible to change as to present a significant risk of a material impact on the Company's financial condition or results of operation. We do not believe that this circumstance provides an adequate justification for not providing the required disclosures on critical accounting estimates. Furthermore, as an example, it appears that your deferred tax assets may require assumptions and contain some uncertainties that should be discussed as provided above. Refer to Section V of FR No. 72 (also Release 33-8350) for guidance.

Liquidity and Capital Resources, page 17

4.   Please provide a discussion and analysis of your operating, investing, and financing cash flows. For operating cash flows, your discussion should address material changes in the underlying drivers in term of cash. References to line items (or changes therein) in the statements of cash flows would not provide a sufficient basis for an investor to analyze the impact on cash. Refer to Section IV.B.1 of FR No. 72 (also Release 33-8350) for guidance.

Consolidated Statements of Operations, page F-4

5.   Revise to disclose the net income (loss) attributable to the various classes of your outstanding equity for all periods presented.

Notes to the Financial Statements, page F-7

6.   Please revise the notes to the financial statements to include all of the disclosures required by SFAS No.129 with respect to the various classes of your outstanding equity.

Note 4: Income Taxes, page F-9

7.   We note your disclosure that the equity in the flow-through earnings of CCR and NP Land is taxed to Blocker. It appears this statement represents the reason why the presentation in your consolidated financial statements reflects an income tax benefit in all periods presented. Please explain in greater detail why the equity in the flow-through earnings of CCR and NP Land, which is taxed to Blocker, would result in a tax benefit to the Company considering the Blocker is a consolidated subsidiary of the Company. Furthermore, if a tax benefit to the Company is appropriate, it is unclear how the "CCR income not taxable to Company" generated an income tax benefit of approximately $3.041 million and $0.925 million when your equity share of CCR's earnings were only $3.012 million and $0.578 million in fiscal 2008 and 2007, respectively. It would appear that any income tax benefit would be CCR's flow-though share of earnings tax effected at the 35% tax rate. Please advise and revise your disclosure to more fully discuss the nature and reasons for your material amount of tax benefits that have been recognized in the last two fiscal years.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Patrick Kuhn at 202-551-3308 or Joe Foti at 202-551-3816 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief